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File No. 057353-0001

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jay Ingram
Leland Benton
Melinda Hooker
John Cash

Re:	e.l.f. Beauty, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 15, 2016 CIK No. 0001600033

Ladies and Gentlemen:

e.l.f. Beauty, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 29, 2016 (the “Draft Submission”), a second submission amending the Draft Submission on June 22, 2016 (the “Second Draft Submission”) and a third submission amending the Second Draft Submission on July 15, 2016 (the “Third Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Third Draft Submission received on July 25, 2016 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Second Draft Submission, as well as a copy of this letter.

August 10, 2016

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Industry and Market Data, page ii

1.	Please remove the disclosure indicating that “statements in this prospectus regarding market data . . . are not attributable to any third parties.” Refer generally to comment 1 of our letter dated June 30, 2016

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of the Registration Statement accordingly.

Prospectus Summary, page 1

2.	We note your supplemental response to comment 2 of our letter dated June 30, 2016. While your products are sold to similar customers regardless of distribution channel, the various channels present different risks and costs to your business. Please revise to indicate what portion of your net sales are derived from each of the retail, e-commerce, and e.l.f. store channels.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Registration Statement accordingly.

Business, page 69

Market Trends, page 75

3.	Please clarify the reasons underlying the differences between the charts included in the instant amendment and the charts included in the previous amendment. We understand that you are using Euromonitor instead of Nielsen data, but it is unclear why the sales growth numbers for your competitors vary from amendment to amendment. If the difference is due to the charts reflecting net sales for your competitors and the mass cosmetics category rather than retail sales, please clarify this in the headings of these charts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Registration Statement to clarify that the sales growth chart by brand reflects net sales for e.l.f. and retail sales as measured by Euromonitor for other brands. The chart reflects e.l.f. net sales instead of e.l.f. retail sales because e.l.f. retail sales are not tracked by Euromonitor. In addition, on page ii of the Registration Statement, the Company has revised the disclosure regarding the Euromonitor and Nielsen data sources to specify the channels included in the data. Also, the Company has revised the definition of “retail sales” on page ii of the Registration Statement to clarify that retail sales refers to the purchase price paid by the end consumer, thus distinguishing retail sales from net sales.

August 10, 2016

As described in the revised disclosure, retail sales are measured by Euromonitor across the food, drug and mass (“FDM”), department stores, direct and specialty channels, while Nielsen data only includes the FDM channel. In addition, the retailers that are included in the Nielsen data differ from those included in the Euromonitor data, thus further explaining the differences in this chart since the Second Draft Submission.

Lastly, the Company respectfully advises the Staff that the Company has removed the mass cosmetics category growth chart from the Registration Statement because the Company has determined that it is not meaningful to investors in the context of the competitive landscape disclosure in the draft prospectus.

Authentic brand that attracts some of the best consumers in the category, page 76

4.	It remains unclear what additional context you have added to clarify the relationship between your “core” customers and your reported high incremental sales is, if any. Please revise, here and elsewhere as appropriate to provide appropriate context for your statements regarding your “core” consumer. Please refer to comment 8 of our letter dated June 30, 2016.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 75, 76 and 82 of the Registration Statement accordingly.

Highly incremental sales, page 83

5.	We note the materials you have provided to us supplementally in response to comment 9 of our letter dated June 30, 2016. If true, please clarify that the chart you present here is based upon incremental sales that were observed upon introduction of e.l.f. products to a retail store, rather than drawn from a period after consumers had become familiar with your product line.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of the Registration Statement accordingly.

* * *

August 10, 2016

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3082 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Stephen T. Soper, Esq.

Stephen T. Soper, Esq.

of LATHAM & WATKINS LLP

cc:	Tarang P. Amin, e.l.f. Beauty, Inc.
John Bailey, e.l.f. Beauty, Inc.
Scott K. Milsten, e.l.f. Beauty, Inc.
Tad J. Freese, Esq., Latham & Watkins LLP
Kathleen M. Wells, Esq., Latham & Watkins LLP
Thomas Holden, Esq., Ropes & Gray LLP